

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 23, 2020

Sharon Fima
Chief Executive Officer
Meat-Tech 3D Ltd.
18 Einstein St., P.O. Box 4061
Ness Ziona 7414001 Israel

> **Re: Meat-Tech 3D Ltd.**
> **Confidential Draft Registration Statement on Form F-1**
> **Submitted October 27, 2020**
> **CIK No. 0001828098**

Dear Mr. Fima:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Confidential Draft Registration on Form F-1 submitted October 27, 2020

Our Company, page 4

1. Please revise to highlight your history of losses and expected need for substantial additional funds in the future.

The Offering, page 8

2. Please reconcile the list of excluded shares presented in the bullets on page 9 with the related disclosures presented on pages 43 and 45.

Unaudited Pro Forma Condensed Combined Financial Information, page 12

3.   You indicate that summary unaudited pro forma condensed combined financial data will give effect to the planned acquisition of Peace of Meat, B.V., or POM, as described in "Business" and "Unaudited Pro Forma Condensed Combined Financial Information". Please demonstrate to us how you determined whether additional historical financial statements will be required under Item 4 of Form F-1 for this probable acquisition. Please provide all required historical and pro forma financial statements in your amended filing.

Risk Factors, page 13

4.   Please add risk factors discussing the risks to investors relating the provisions of the deposit agreement mentioned on pages 99 and 100. Specifically, the provisions regarding the ability to amend the deposit agreement without ADS holder consent and the limitation of liability provision, respectively.

ADS holders may not be entitled to a jury trial . . ., , page 37

5.   Please revise to discuss whether this provision would apply if the ADS holder withdrew the underlying ordinary shares. Also revise the disclosure regarding whether a provision "serves as a waiver" to state clearly that investors cannot waive compliance with the federal securities laws. Finally, expand your disclosure on page 95 to discuss this provision.

Dilution, page 44

6.   Please expand the disclosure related to the table on page 45 to disclose how the numbers and percentages would change, assuming the holders of the securities mentioned in the first six bullets on page 9 would elect to exercise or otherwise acquire the underlying ordinary shares.

Board of Directors, page 81

7.   Please revise to clarify which of the members of your board qualify as independent. Also, the risk factor that begins on page 31 suggest a majority of your board will not be independent, in reliance on your home country practices. If so, please revise to state so directly.

Certain Relationships and Related Party Transactions, page 89

8.   Please revise to discuss the transactions mentioned on pages F-19 and F-40.

Financial Statements
Note 16 - Agreements, Guarantees and Liens, page F-23

9.   You indicate that at the time of completing the Merger, Meat-Tech 3D (f/k/a Ophectra) was a shell company without significant business operations, and as such the Merger is

not considered a business acquisition as defined in IFRS 3, that the Company is the acquirer of the business for accounting purposes, and therefore the transaction was treated as a reverse acquisition that does not constitute a business combination. Please more fully address the following:

- Explain to us how you determined Chicken Meat-Tech Ltd. (formerly MeaTech Ltd.) is the accounting acquirer. Refer to Paragraphs B14-18 of IFRS 3;
- Demonstrate to us how you determined historical financial statements for Meat-Tech 3D (f/k/a Ophectra) are not required under Item 4 of Form F-1. Although you indicate Meat-Tech 3D (f/k/a Ophectra) was a shell company without significant business operations, based on their investment in Therapin, it appears to us their assets exceeded your assets as of the merger date; and
- Explain to us how you determined the equity disclosures and the shares used in the loss per share disclosures in both annual and interim financial statements are appropriate and comply with IFRS 3.

Note 4 – Material Events in the Reporting Period
C. Separation Agreement from Therapin, page F-37

10.   We note that the fair value of the investment in Therapin was determined with the assistance of an independent external valuator, at the date of the separation agreement. Please tell us what consideration you have given to identifying this third party expert and obtaining and filing a related consent.

    You may contact Ernest Greene at (202) 551-3733 or Anne McConnell, Senior Accountant, at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Geoff Kruczek at (202) 551-3641 or Jay Ingram, Legal Branch Chief, at (202) 551-3397 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Brian Rosenzweig